UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

GOLDEN NUGGET ONLINE GAMING, INC.

______________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.0001

______________________________________________________________________________

(Title of Class of Securities)

38113L107

______________________________________________________________________________

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

______________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 9, 2021
_______________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38113L107	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,399,998
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,399,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.30%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 38113L107	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,399,998
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,399,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.30%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 38113L107	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,399,998
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,399,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.30%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 38113L107	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,399,998
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 3,399,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.30%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Shares”), of Golden Nugget Online Gaming, Inc., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 1510 West Loop South, Houston, Texas, 77027.

Item 2.	identity and background

(a)            The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)            Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 3,399,998 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $62,530,181.27 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 3,399,998 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K/A filed on August 10, 2021 that 46,570,396 Shares were issued and outstanding as of August 6, 2021.

(a)            As of the close of business August 18, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,399,998 Shares, which consisted of (i) 1,948,342 Shares held for the benefit of PRA Master Fund, (ii) 1,090,673 Shares held for the benefit of Constellation Fund; and (iii) 360,893 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 7.30% of the Shares.

(b)            As of the close of business August 18, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 3,399,998 Shares, which consisted of (i) 1,948,342 Shares held for the benefit of PRA Master Fund, (ii) 1,090,673 Shares held for the benefit of Constellation Fund; and (iii) 360,893 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 7.30% of the Shares.

(c)            Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K/A filed with the SEC on August 10, 2021:

On August 9, 2021, Golden Nugget Online Gaming, Inc., a Delaware corporation (the “Company” or “GNOG”), DraftKings Inc., a Nevada corporation ( “DraftKings”), New Duke Holdco, Inc., a Nevada corporation and a wholly owned subsidiary of DraftKings (“New DraftKings”), Duke Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of New DraftKings (“Duke Merger Sub”), and Gulf Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New DraftKings (“Gulf Merger Sub” and, together with Duke Merger Sub, the “Merger Subs”), entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which DraftKings will, among other things, acquire all issued and outstanding shares of common stock of GNOG (the “GNOG Shares”).

The Merger Agreement and the transactions contemplated therein (the “Acquisition”) were (i) unanimously approved and declared fair to, advisable and in the commercial interests of DraftKings by the board of directors of DraftKings and (ii) unanimously approved and declared advisable and fair to, and in the best interests of, GNOG and its stockholders by the board of directors of GNOG (the “GNOG Board”) acting upon the unanimous recommendation of a special committee of the GNOG Board (the “GNOG Special Committee”).

Concurrently with the execution of the Merger Agreement, certain affiliates of DraftKings and GNOG entered into that certain commercial agreement with respect to expansion of market access, database access and marketing integrations of DraftKings (the “Commercial Agreement”), and Draftkings entered into a support and registration rights agreement (the “Support Agreement”) with New DraftKings, Tilman J. Fertitta, Fertitta Entertainment, Inc., a Texas corporation (“FEI”), Landry’s Fertitta, LLC, a Texas limited liability company (“Landry’s Fertitta” and, together with Mr. Fertitta and FEI, the “Fertitta Parties”), pursuant to which the Fertitta Parties agreed to (i) not transfer the New DraftKings Class A Common Stock that the Fertitta Parties will receive in the Acquisition prior to the first anniversary of the closing of the Acquisition, (ii) from the date of the Support Agreement to the five-year anniversary of the closing of the Acquisition, not engage in a Competing Business (as defined in the Support Agreement) and (iii) pay the termination fee owed by GNOG in the event the Merger Agreement is terminated because of the failure of GNOG to obtain the requisite stockholder vote to approve the Acquisition. New DraftKings agreed to provide the Fertitta Parties with shelf registration rights with respect to New DraftKings Class A Common Stock and warrants to purchase New DraftKings Class A Common Stock that the Fertitta Parties will receive in connection with the Acquisition. In addition, the Fertitta Parties have agreed to execute (and cause its affiliates to execute) all such agreements and take such action as required to waive the obligations of all Feritta Parties to make interest payments on behalf of GNOG and of GNOG to issue equity in relation to such payments.

(d)            No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 19, 2021 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2021

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
8/9/2021	2,687,798	18.288816 (3)
8/9/2021	32,199	18.744802 (4)
8/10/2021	394,764	18.798126 (5)
8/11/2021	267,881	18.743134 (6)
8/12/2021	17,356	18.911004 (7)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $18.288816 per share, at prices ranging from $17.72 to $18.71 per share.

(4) Reflects a weighted average purchase price of $18.744802 per share, at prices ranging from $18.72 to $18.77 per share.

(5) Reflects a weighted average purchase price of $18.798126 per share, at prices ranging from $18.31 to $19.17 per share.

(6) Reflects a weighted average purchase price of $18.743134 per share, at prices ranging from $18.34 to $18.98 per share.

(7) Reflects a weighted average purchase price of $18.911004 per share, at prices ranging from $18.68 to $19.16 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 19, 2021, among the Reporting Persons.